Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Spirit Holdings							Predecessor
							Period from	Period from
	Twelve						June 17,	January 1,
	Months		Pro Forma				2005	2005
	Ended		Twelve Months Ended	Twelve Months Ended			through	through
	December 31,		December 31,	December 31,	December 31,	December 31,	December 29,	June 16,
	2009	Adjustments	2009	2008	2007	2006	2005	2005
	(in millions, except ratios)
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$272.8	$(5.5)	$267.3	$383.9	$419.8	$(71.5)	$(76.6)	N/A
Add: Fixed Charge (from below)	$54.0	$5.5	$59.5	$47.0	$46.6	$62.1	$29.4	N/A
Add: Amortization of capitalized interest	$2.3	$—	$2.3	$1.5	$1.0	$0.2	$—	N/A
Add: Distributed income of equity investee	$(0.2)	$—	$(0.2)	$—	$—	$—	$—	N/A
Subtract: Capitalized interest expense	$7.1	$—	$7.1	$5.4	$7.5	$10.3	$3.0	N/A
	$321.8	$—	$321.8	$427.0	$459.9	$(19.5)	$(50.2)	N/A
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$43.6	$5.5	$49.1	$39.2	$36.8	$50.1	$25.5	N/A
Add: Capitalized interest expense	$7.1	$—	$7.1	$5.4	$7.5	$10.3	$3.0	N/A
Add: Portion of rentals representing interest (1/3 Operating Lease Payments)	$3.3	$—	$3.3	$2.4	$2.3	$1.7	$0.9	N/A
	$54.0	$5.5	$59.5	$47.0	$46.6	$62.1	$29.4	N/A
Ratio of earnings to fixed charges	6.0		5.4	9.1	9.9	A	B	N/A

A)	Due to the registrant’s loss in 2006, the ratio coverage was less than 1:1. The registrant needed to generate additional earnings of $81.6 to achieve a coverage ratio of 1:1.

B)	Due to the registrant’s loss in 2005, the ratio coverage was less than 1:1. The registrant needed to generate additional earnings of $79.6 to achieve a coverage ratio of 1:1.